Exhibit (d)(8)

January 16, 2019

Mr. Grant Bogle

Retention Letter Agreement

Dear Grant,

As you know, GlaxoSmithKline plc (“GSK”) has entered into that certain Agreement and Plan of Merger, dated as of December 3, 2018 (the “Merger Agreement”), among GSK, Adriatic Acquisition Corporation, an indirect wholly-owned subsidiary of GSK (“Purchaser”) and Tesaro, Inc. (“Tesaro”). Pursuant to the terms and conditions of the Merger Agreement, Purchaser has agreed to commence a cash tender offer to purchase all of the outstanding and issued shares of common stock of Tesaro (the “Transaction”).

We value your proven leadership with Tesaro and we are excited about the opportunity for you to become part of GSK to assist with the transition, commencing on the closing date of the Transaction (the “Closing Date”) and concluding on December 31, 2019 (the “Separation Date”), pursuant to the terms set forth in this letter agreement (this “Letter”). We are excited about the opportunities presented by the combination of our businesses and we look forward to you continuing with our team following the Closing Date.

The ongoing terms of your employment are agreed as follows:

1.

Employment; Term. You agree to continue your employment through the Separation Date to help effect a successful integration and transition. GSK shall, and shall cause Tesaro to, honor the terms of your employment agreement with Tesaro, dated February 23, 2017 (the “Tesaro Agreement”), as modified in accordance with the terms of this Letter.

2.	Compensation.

a.	Base Salary. Your annual base salary will be $455,000, payable pursuant to Tesaro’s regular payroll policy.

b.

Target Bonus. You will be eligible for a target annual cash incentive compensation opportunity at least as favorable as that provided to you in the Tesaro Agreement (i.e., an annual target bonus of 50% of your annual base salary) that will allow you to participate in the success of Tesaro based on agreed upon milestones established by GSK.

c.

Severance. Subject to your continued employment through the Separation Date (except as provided below) and your execution and non-revocation of a general release of claims in substantially the form attached hereto as Exhibit A (the “Release”), you will be eligible to receive the change in control severance payments and benefits provided in Section 7(b) of the Tesaro Agreement (the “Severance Payment”), with the cash amount payable pursuant to Section 7(b)(i) to be paid on the 60th day following the Separation Date.

d.

Retention Payments. Subject to your continued employment through the Separation Date (except as provided below) and your execution and non-revocation of the Release, you will be eligible to receive a retention payment equal to the amount of $660,000, payable in a cash lump sum on the first anniversary of the Closing Date.

3.	Termination.

a.

Early Termination without “Cause” or due to “Modified Good Reason Event”. In the event that your employment is involuntarily terminated by GSK prior to the Separation Date without “Cause” (as defined in the Tesaro Agreement), or by you following the occurrence of a Modified Good Reason Event, and subject to your execution and non-revocation of the Release, you will receive the payments described in Sections 2(c) and 2(d) of this Letter, on the regular payment schedules.

“Modified Good Reason Event” means the breach by Tesaro or GSK of any payment or other material term of this Letter, the Tesaro Agreement (as modified herein) or any other material agreement between you and Tesaro and/or GSK; provided that a “Modified Good Reason” shall not exist unless you have first provided written notice to Tesaro and/or GSK within thirty (30) days after the occurrence of the event giving rise to a “Modified Good Reason” and Tesaro and/or GSK has not cured such event in all material respects within thirty (30) days following receipt of such notice.

b.

Termination by you for “Good Reason” under Tesaro Agreement. By accepting the arrangement described in this Letter, you will expressly agree to waive any right to trigger “Good Reason” as defined in the Tesaro Agreement on account of changes to your duties and responsibilities that occur at the Closing Date, and instead will become entitled to your Severance Payment as of the Separation Date, subject to your execution and non-revocation of the Release, to be paid in a single cash lump sum on the 60th day following the Separation Date.

c.

Termination for “Cause” or by you for any reason other than a Modified Good Reason Event. In the event that your employment is terminated for “Cause” or you voluntarily resign for any reason other than following the occurrence of a Modified Good Reason Event prior to the Separation Date, including death or disability, you will forfeit the payments provided in Sections 2(c) and 2(d).

4.	Miscellaneous.

a.	No Offset. To the extent that you are entitled to the retention payments under Section 2(d), those amounts will not be reduced by payments or other amounts due under the Tesaro Agreement.

b.

Restrictive Covenants. In order to protect the legitimate interests of GSK and Tesaro, you agree to abide and continue to be bound by the provisions set forth in Section 7(e) of the Tesaro Agreement, which is hereby incorporated by reference and forms a part hereof.

c.	Recoupment. Your retention payment will be subject to any applicable clawback or recoupment policy of GSK.

d.	Section 280G. Section 7(f) of the Tesaro Agreement will apply to your retention and severance payments under Sections 2(c), 2(d) and 3.

e.	Withholding. Tesaro will withhold from any compensation or benefits payable any federal, state and local income, employment or other similar taxes as may be required.

f.	Occurrence of Closing. In the event that the Transactions contemplated by the Merger Agreement are abandoned or not consummated, this Letter shall be null and void and of no force and effect.

Please sign and return a copy of this Letter to GSK indicating your agreement to the terms set forth herein.

GSK looks forward to working with you.

Regards,

GlaxoSmithKline LLC	Understood, Accepted and Agreed:

/s/ William J. Mosher	/s/ Grant Bogle

By: William J. Mosher	Grant Bogle
Title: Vice President and Secretary	Date: January 16, 2019

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